                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 11-K


                                  ANNUAL REPORT

                              ---------------------

                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

                              ---------------------

                   For the fiscal year ended December 31, 2001

                          Commission file number 1-9076

                              ---------------------

                             Full Title of the Plan:

                    FUTURE BRANDS LLC RETIREMENT SAVINGS PLAN

                              ---------------------

     Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:


                              FORTUNE BRANDS, INC.

                                300 Tower Parkway
                          Lincolnshire, Illinois 60069

================================================================================

FUTURE BRANDS LLC
RETIREMENT SAVINGS PLAN
REPORT ON AUDIT OF FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED
DECEMBER 31, 2001





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FUTURE BRANDS LLC RETIREMENT SAVINGS PLAN

INDEX TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------



                                                                         PAGE(S)

Report of Independent Accountants                                           1

Financial Statements:
   Statement of Net Assets Available for Plan Benefits
       as of December 31, 2001                                              2

   Statement of Changes in Net Assets Available for Plan Benefits
       for the period April 1, 2001 through December 31, 2001               3

   Notes to Financial Statements                                          4-9






NOTE: Supplemental schedules required by the Employee Retirement Income Security Act that have not been included herein will be filed by the Fortune Brands, Inc. Savings Plans Master Trust.

                        REPORT OF INDEPENDENT ACCOUNTANTS




To Future Brands LLC

In our opinion, the accompanying statement of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Future Brands LLC Retirement Savings Plan (the "Plan") at December 31, 2001, and the changes in net assets available for plan benefits for the period April 1, 2001 through December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.



May 17, 2002

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FUTURE BRANDS LLC RETIREMENT SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
AS OF DECEMBER 31, 2001
(IN THOUSANDS)
--------------------------------------------------------------------------------


Assets:

  Beneficial interest in Fortune Brands, Inc.
    Savings Plans Master Trust net assets         $22,322

  Receivables:
    Company contributions                           1,545
                                                  -------
      Total assets                                 23,867
                                                  -------
Net assets available for Plan benefits            $23,867
                                                  =======


    The accompanying notes are an integral part of the financial statements.

FUTURE BRANDS LLC RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE PERIOD APRIL 1, 2001 THROUGH DECEMBER 31, 2001
(IN THOUSANDS)
--------------------------------------------------------------------------------



Additions:
  Allocated share of Fortune Brands, Inc. Savings Plans
    Master Trust investment income                             $   941

  Company contributions                                          1,571
  Participant contributions                                        767
  Transfers to the Plan (Note 5)                                20,759
                                                               -------
       Total additions                                          24,038

Deductions:
  Benefits paid to participants                                    171
                                                               -------
       Total deductions                                            171
                                                               -------

Increase in net assets                                          23,867
                                                               -------

Net assets available for Plan benefits, beginning of period        --
                                                               -------
Net assets available for Plan benefits, end of period          $23,867
                                                               =======



    The accompanying notes are an integral part of the financial statements.

FUTURE BRANDS LLC RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1. DESCRIPTION OF PLAN:

   GENERAL

   The Future Brands LLC Retirement Savings Plan (the "Plan"), established effective April 1, 2001 for employees of Future Brands LLC ("Future"), is designed to encourage and facilitate systematic savings and investment by eligible employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

   The following provides a brief description of the Plan. For a complete description of the Plan, participants should refer to the specific provisions in the Plan document or to the Prospectus/ Summary Plan Description, each of which is available from the Plan Administrator at 510 Lake Cook Road, Deerfield, Illinois 60015-4964.

   The financial statements present the net assets available for Plan benefits as of December 31, 2001 and the changes in net assets available for Plan benefits for the year then ended. The assets of the Plan are included in a pool of investments known as the Fortune Brands, Inc. Savings Plans Master Trust (the "Master Trust"), along with the assets of the Fortune Brands Hourly Employee Retirement Savings Plan and the Fortune Brands Retirement Savings Plan. The Master Trust investments are administered by The Fidelity Management Trust Company (the "Trustee").

   CONTRIBUTIONS

   The Plan is a defined contribution plan. Contributions are held by the Trustee and accumulated in separate participant accounts. Participants may generally make tax deferred contributions under Section 401(k) of the Internal Revenue Code (the "Code") of up to 15% of eligible compensation, subject to lower limits for highly compensated employees of Future. Participants' annual tax deferred contributions are limited by the Code to $10,500 in 2001.

   Profit-sharing contributions are made by Future and allocated to its participants in proportion to eligible compensation. Future makes a determination each year as to the amount of its profit-sharing contribution. Profit-sharing contributions are subject to certain Plan and statutory limitations.

   Participants may direct the investment of their tax deferred contributions, rollover contributions, profit-sharing contributions, if any, and their Plan account balances in the available investment funds, excluding the Gallaher ADR Fund.

   Participant account balances are maintained to reflect each participant's beneficial interest in the Plan's funds. Participant account balances are increased by participant and Company contributions (including rollovers from other plans) and decreased by the amount of withdrawals and distributions. Income and losses on Plan assets and certain administrative expenses are allocated to participants' accounts based on the ratio of each participant's account balance invested in an investment fund to the total of all participants' account balances invested in that fund as of the preceding valuation date.

FUTURE BRANDS LLC RETIREMENT SAVINGS PLAN

--------------------------------------------------------------------------------

   VESTING

   Participants are immediately vested in their own contributions plus earnings thereon. Vesting in the Company's annual profit-sharing contribution plus actual earnings thereon is based on the earliest of the following occurrences: (1) retirement; (2) termination of employment without fault; (3) death; (4) disability; (5) attainment of age 65; or (6) years of service (as summarized in the schedule below):

                                                           VESTING
           NUMBER OF FULL YEARS OF SERVICE               PERCENTAGE
           -------------------------------               ----------

            Less than 3                                        0%
            3 but less than 4                                 20%
            4 but less than 5                                 40%
            5 but less than 6                                 60%
            6 but less than 7                                 80%
            7 or more                                        100%


   FORFEITURES

   Company contributions forfeited by nonvested terminated participants are retained by the Plan and used to reduce subsequent Company contributions. If a terminated participant returns to the Plan within a specified period of time (generally 5 years), the participant's previously forfeited amount will be reinstated to the participant's account.

   LOANS

   A participant may apply for a loan of at least $1,000 from the vested portion of the participant's account balance in an amount which does not exceed one-half of the participant's vested balance, provided that the loan also may not exceed $50,000. Any loans applied for are also reduced by any other loan outstanding under the Plan within the previous twelve months. The term of any loan shall not exceed five years, unless the loan is related to the purchase of the participant's principal residence. No more than one home residence loan and one loan for any other purpose may be outstanding at any one time.

   A new loan may not be applied for until 30 days after any prior loan is repaid in full. Each loan bears a rate of interest equal to the prime rate on the last day of the previous quarter at the time the loan is made, as quoted in the Wall Street Journal. Each loan must be collateralized by a portion of the participant's account balance and evidenced by a written obligation payable to the Trustee which is invested in the Loan Fund. Repayment is made by payroll deduction so that the loan is repaid over the term of the loan in substantially level installments.

FUTURE BRANDS LLC RETIREMENT SAVINGS PLAN

--------------------------------------------------------------------------------

   DISTRIBUTIONS AND WITHDRAWALS

   Benefits are payable from a participant's account under the Plan provisions, upon a participant's death, retirement or other termination of employment in a lump sum or in installment payments. The Plan also permits withdrawals to be made by participants who have incurred a "hardship" as defined in the Plan or after attainment of age 59 1/2.

   Distributions and withdrawals to which a participant is entitled are those, subject to certain eligibility and forfeiture provisions, that can be provided by the aggregate of employer and employee contributions and the income thereon (including net realized and unrealized investment gains and losses) allocated to such participant's account. Distributions and withdrawals are recorded when paid.

   OTHER

   Although they have not expressed any intent to do so, Future has the right under the Plan to discontinue contributions at any time and Future, as Plan Sponsor and Administrator, has the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   PRESENTATION

   The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

   INVESTMENT VALUATION AND INCOME

   The Master Trust's investments in securities (bonds, debentures, notes and stocks) traded on a national securities exchange are valued at the last reported sale price on the last business day of the year; securities traded in the over-the-counter market are valued at the last reported bid price; and listed securities for which no sale was reported on that date are valued at the mean between the last reported bid and asked prices. Participations in collective trust funds are stated at the Master Trust's beneficial interest in the aggregate fair value of assets held by the fund, as reported by the fund's manager.

   Purchases and sales of securities are recorded on a trade-date basis. Gains or losses on sales of securities are based on average cost. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

   The ratio of the Plan's assets to the fair value of all assets held in each fund in the Master Trust is used to allocate interest income, dividend income, realized gains (losses) and unrealized appreciation (depreciation) in market value of investments on a monthly basis.

   Certain expenses incurred by the Plan are netted against earnings prior to allocation to participant accounts. These include investment manager, trust, and recordkeeper expenses.

FUTURE BRANDS LLC RETIREMENT SAVINGS PLAN

--------------------------------------------------------------------------------

3. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

   The following is a reconciliation of net assets available for Plan benefits as stated in the financial statements to Form 5500 at December 31, 2001 (in thousands):

     Net assets available for Plan benefits as stated
       in the accompanying financial statements                        $23,867
     Less: Amounts payable to terminated employees and
           Plan participants who have retired or terminated
           employment but elected to have their assets remain
           in the Plan                                                    (406)
                                                                       -------

     Net assets available for Plan benefits as stated in Form 5500     $23,461
                                                                       =======


   The following is a reconciliation of benefits paid to participants as stated in the financial statements to the Form 5500 at December 31, 2001 (in thousands):

     Benefits paid to participants as stated in the
       financial statements                                            $   171
     Add: Amounts payable to terminated employees and Plan
          participants who have retired or terminated employment
          but elected to have their assets remain in the Plan as
          of current year-end                                              406
                                                                       -------

     Benefits paid to participants as stated in Form 5500              $   577
                                                                       =======


4. PLAN AMENDMENTS

   The Plan was amended effective April 1, 2001 to provide that participant account additions made in excess of the maximum may be distributed to participants or former participants if permitted under regulations issued by the Secretary of Treasury pursuant to the provisions of Section 415 of the Internal Revenue Code.

FUTURE BRANDS LLC RETIREMENT SAVINGS PLAN

--------------------------------------------------------------------------------

5. ASSETS HELD IN MASTER TRUST

   The investments of the Master Trust are maintained under a trust agreement with the Trustee. The Plan had a beneficial interest of approximately 3.73% in the Master Trust's net assets at December 31, 2001. Master Trust assets at December 31, 2001 are as follows (in thousands):


     Interest and dividends receivable                               $     511
     Common stock - corporate:
       Employer stock                                                   38,950
       Non-employee stock                                              126,964
     U.S. Government securities                                         11,080
     Corporate debt instruments                                         16,202
     Registered investment companies                                   340,987
     Collateralized promissory notes from participants                  16,254
     Interest bearing cash                                              49,045
                                                                     ---------

         Total assets                                                  599,993
     Administrative expenses payable                                      (786)
                                                                     ---------
     Total net assets of the Master Trust available for benefits     $ 599,207
                                                                     =========


   Investments that represent 5% or more of the Master Trust's net assets are separately identified in the Master Trust filing.

   The net appreciation (depreciation) in fair value of investments, interest income, dividend income and administrative expenses related to the Master Trust for the year ended December 31, 2001 is as follows (in thousands):



     Net appreciation (depreciation) in fair value:
       Common stock - corporate                              $(14,308)
       U.S. Government securities                                 (34)
       Corporate debt instruments                                 402
       Registered investment companies                        (24,973)
                                                             --------

          Net depreciation in fair value of investments
            in the Master Trust                               (38,913)

       Interest income                                          5,026
       Dividend income                                          2,715
       Administrative expenses                                 (2,328)
                                                             --------

          Total net loss of the Master Trust                 $(33,500)
                                                             ========


6. TRANSFERS TO THE PLAN

   The value of participant accounts transferred to the Future Brands LLC Retirement Savings Plan from the Fortune Brands Retirement Savings Plan on April 1, 2001 totalled $20,759,274.

FUTURE BRANDS LLC RETIREMENT SAVINGS PLAN

--------------------------------------------------------------------------------

7. RISKS AND UNCERTAINTIES

   The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in market value could materially affect participants' account balances and the amounts reported in the statement of net assets available for Plan benefits and the statement of changes in net assets available for Plan benefits.

8. USE OF ESTIMATES

   The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, the disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

9. CREDIT RISKS

   The Master Trust invests primarily in equity and fixed income funds. The fund managers invest in a large number of corporations, industries and other instruments in an attempt to limit exposure to significant loss. The funds maintain a diverse portfolio of common stock across various industry groups and a broad range of debt securities in terms of maturity and industry groups in order to maintain diversity in Master Trust investments. The Plan, however, is subject to risk of loss up to its proportionate share of such assets in the Master Trust.

10. TAX STATUS

   The Internal Revenue Service ("IRS") issued a determination letter dated October 24, 2001 to Future stating that the Plan meets the requirements of
   Section 401(a) of the Code and that the Trust is exempt from federal income taxes under Section 501(a) of the Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Code. Generally, distributions and withdrawals under the Plan are taxable to Participants or their beneficiaries in accordance with Section 402 of the Code.

11. RELATED-PARTY TRANSACTIONS

   Certain Plan investments are shares of mutual funds managed by The Fidelity Management Trust Company. The Fidelity Management Trust Company is the trustee as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management and recordkeeping services amounted to $29,634 for the year ended December 31, 2001. In addition, fees payable to the trustee as of December 31, 2001 were $4,937.

                                    SIGNATURE



         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, Future Brands LLC has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.



                                        FUTURE BRANDS LLC RETIREMENT
                                        SAVINGS PLAN


                                        By: /s/ Michael P. Donohue
                                           -------------------------------
                                           Michael P. Donohue
                                           President and Chief Executive Officer
                                           Future Brands LLC



Date:    June 28, 2002